FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR FEBRUARY 23, 2004




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                       17B, Edificio Comercial Rodrigues
                       599 Avenida da Praia Grande, Macau
                    (Address of principal executive offices)

[logo] DESWELL


                                   Contact:
                                   John G. Nesbett / Ryan Daniels
                                   The Investor Relations Group
                                   212-825-3210
                                   e-mail: jnesbett@investorrelationsgroup.com



                            DESWELL INDUSTRIES, INC.
           ANNOUNCES EARNINGS OF $0.42 PER SHARE FOR THE THIRD QUARTER

                  - THIRD QUARTER DIVIDEND OF $0.24 PER SHARE -

HONG KONG (February 23, 2004) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced results for the third quarter and nine months ended December 31, 2003.

Net sales for the quarter were $24.8 million, a decrease of 2% compared to sales of $25.3 million in the third quarter ended December 31, 2002. Operating income decreased 4% to $4.4 million, compared to $4.6 million in the previous year. Net income for the quarter was $3.8 million, a slight increase compared to the same quarter last year. The basic earnings per share and diluted earnings per share decreased slightly to $0.42 and $0.40, respectively (based on 9,121,000 and 9,518,000 weighted average shares outstanding, respectively), compared to $0.43 and $0.43, respectively (based on 8,726,000 and 8,850,000 weighted average shares outstanding, respectively), in the quarter ended December 31, 2002.

Net sales for the nine months ended December 31, 2003 were $75.9 million, an increase of 7% compared to sales of $71.2 million for the corresponding period in 2002. Operating income increased 15% to $13.6 million, compared to $11.8 million in the previous year. Net income was $12.0 million, compared to $11.2 million in the previous year. The basic earnings per share and diluted earnings per share increased to $1.32 and $1.29, respectively (based on 9,097,000 and 9,316,000 weighted average shares outstanding, respectively), compared to $1.30 and $1.28, respectively (based on 8,574,000 and 8,706,000 weighted average shares outstanding, respectively), in the nine months ended December 31, 2002.

The Company's cash and cash equivalents at December 31, 2003 were $28.5 million, as compared to $34.4 million on March 31, 2003, due to internal funding for its new plastic-injection manufacturing plant construction in Dongguan and for the acquisition of the electronic and metal manufacturing factory in July 2003. The Company has no long-term or short-term borrowings.

Mr. Richard Lau, chairman and chief executive officer, commented, "We continue to realize the benefits of last year's additional 20% investment in our electronic and metallic division. Revenues grew 11% in this division for the quarter, largely offsetting the 11% decrease in our plastics division. During the quarter, revenues at our plastic division were decreased as a result of some customers retiring old molds as they shift to new products. We will begin production with the new molds over the next six months which should translate into modest growth in the June quarter."

"Also during the quarter, we moved substantial machinery to the new Dongguan factory premises. Additionally, we relocated our Hong Kong corporate offices to Macau to further reduce our SG&A expenses."

THIRD QUARTER DIVIDENDS

The Company also announced that on February 20, 2004 its board of directors declared a dividend of $0.24 per share for the third quarter. The dividend will be payable on March 23, 2004 to shareholders of record as of March 9, 2004.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.
        ---------------






                                      -2-
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


DESWELL  INDUSTRIES,  INC.

CONSOLIDATED  STATEMENT  OF  INCOME  (UNAUDITED)
( U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA )



                                               Quarter ended           Nine months ended
                                                December 31,             December 31,
                                             -------------------------------------------
                                              2003        2002      2003          2002
                                              ----        ----      ----          ----
                                               (Unaudited)              (Unaudited)


Net sales                                   $ 24,784    $ 25,272   $ 75,938    $ 71,180
Cost of sales                                 16,383      16,799     51,146      47,527
                                            --------    --------   --------    --------
Gross profit                                   8,401       8,473     24,792      23,653

Selling, general and
 administrative expenses                       3,998       3,890     11,232      11,103
                                            --------    --------   --------    --------
Operating income                               4,403       4,583     13,560      11,780


Interest expense                                  (1)       --          (16)         (6)

Other income, net                                (17)        206        528       1,035
                                            --------    --------   --------    --------
Income before income taxes                     4,385       4,789     14,072      11,670

Income taxes                                      81         366        511          79
                                            --------    --------   --------    --------
Income before minority interests               4,304       4,423     13,561      11,178

Minority interests                               480         636      1,551       1,580
                                            --------    --------   --------    --------
Net income                                  $  3,824    $  3,787   $ 12,010    $ 11,150
                                            ========    ========   ========    ========

Basic earnings per share (note 3)           $   0.42    $   0.43   $   1.32    $   1.30
                                            ========    ========   ========    ========

Weighted average number of shares
  outstanding (in thousands) (note 4)          9,121       8,726      9,097       8,574
                                            ========    ========   ========    ========


Diluted earnings per share (note 3)         $   0.40    $   0.43   $   1.29    $   1.28
                                            ========    ========   ========    ========

Diluted weighted average number of shares
  outstanding (in thousands) (note 4)          9,518       8,850      9,316       8,706
                                            ========    ========   ========    ========

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


DESWELL  INDUSTRIES,  INC.

CONSOLIDATED BALANCE SHEET
( U.S. DOLLARS IN THOUSANDS)
                                                         December 31,     March 31,
                                                             2003           2003
                                                             ----           ----
ASSETS                                                     (Unaudited)   (Audited)

Current assets :
       Cash and cash equivalents                             $ 28,517   $ 34,400
       Restricted cash                                            390      2,366
       Marketable securities                                     --        4,821
       Accounts receivable                                     21,754     16,727
       Inventories                                             16,497     14,784
       Prepaid expenses and other current assets                3,907      2,648
       Income taxes receivable                                     76        323
                                                             --------   --------
             Total current assets                              71,141     76,069
Property, plant and equipment - net                            43,413     29,623
Other investments                                                   2          2
Goodwill                                                          478        478
                                                             --------   --------
                   Total assets                              $115,034   $106,172
                                                             ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
       Accounts payable                                      $ 12,749   $  9,643
       Customer deposits and accrued expenses                   4,792      4,257
       Income taxes payable                                       903      3,946
                                                             --------   --------
           Total current liabilities                           18,444     17,846
                                                             --------   --------

Minority interests                                              7,466      6,465
                                                             --------   --------
Deferred income tax
                                                                   15         15
                                                             --------   --------


Shareholders' equity
       Common stock
          -- authorized 30,000,000 shares; issued
          and outstanding 9,144,085 shares
          at December 31, 2003 and 9,030,835
          shares at March 31, 2003 (note 4)                    29,874     28,247
       Additional paid-in capital                               6,970      6,970
       Retained earnings                                       52,265     46,629
                                                             --------   --------
            Total shareholders' equity                         89,109     81,846
                                                             --------   --------

            Total liabilities and shareholders' equity       $115,034   $106,172
                                                             ========   ========






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



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


DESWELL  INDUSTRIES,  INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. DOLLARS IN THOUSANDS )
                                                                  Nine months ended
                                                                    December 31,
                                                              ---------------------
                                                                 2003        2002
                                                                 ----        ----
Cash flows from operating activities :
      Net income                                              $ 12,010    $ 11,150
      Adjustments to reconcile net income to net cash
        provided by operating activities :

         Depreciation and amortization                           3,308       3,898

        Loss/(gain) on disposal of property,
            plant and equipment                                    406         (21)

         Minority interests                                      1,001       1,361
         Changes in operating assets and liabilities :
           Accounts receivable                                  (5,027)     (5,255)
           Marketable securities                                 4,821      (3,915)

           Inventories                                          (1,713)          9

           Prepaid expenses and other current assets            (1,259)       (406)

           Income taxes receivable                                 247          56
           Accounts payable                                      3,106       2,292

           Customer deposits and accrued expenses                  535      (1,174)

           Income taxes payable                                 (3,043)        395
                                                              --------    --------
       Net cash provided by operating activities                14,392       8,429
                                                              --------    --------

Cash flows from investing activities
      Purchase of property, plant and equipment                (17,768)     (6,142)
      Proceeds from disposal of property, plant & equipment        264          77
      Decrease/(increase) in restricted cash                     1,976         430
                                                              --------    --------
         Net cash used in investing activities                 (15,528)     (5,653)
                                                              --------    --------

Cash flows from financing activities
       Common Stock issued                                       1,627       4,160
       (Decrease)/increase in bank loans                          --          (482)
      Dividends paid                                            (6,374)     (4,881)
                                                              --------    --------
         Net cash used in financing activities                  (4,747)     (1,203)
                                                              --------    --------


Net increase in cash and cash equivalents                       (5,883)      1,573
ash and cash equivalents, at beginning of period                34,400      31,534
                                                              --------    --------
Cash and cash equivalents, at end of period                     28,517      33,107
                                                              ========    ========

Supplementary disclosures of cashflow information :
      Cash paid during the period for :

         Interest                                                   16           6

         Income taxes                                            3,309        (315)
                                                              ========    ========


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


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


DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.       MANAGEMENT'S STATEMENT

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2003 and March 31, 2003, the results of operations for the quarters and nine months ended December 31, 2003 and December 31, 2002, and the cash flows for the nine months ended December 31, 2003 and December 31, 2002. The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on September 15, 2003 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       INVENTORIES

                                                       December 31,  March 31,
                                                          2003         2003
                                                        --------------------
       Inventories by major categories:
           Raw materials                                $ 6,089      $ 7,432
           Work in progress                               5,632        4,454
           Finished goods                                 4,776        2,898
                                                        -------      -------
                                                        $16,497      $14,784
                                                        =======      =======

3.       EARNINGS PER SHARE

         The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

         The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

         The net income for the nine months ended December 31, 2003 and 2002 were both from the Company's continuing operations.

4.       STOCK SPLIT

         On June 17, 2002, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders of record on July 8, 2002 and payable on July 22, 2002. In conjunction with and proportionate to this stock split, the Memorandum of Association was amended effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. This amendment will also result in the par value of its shares converting to no par value per share.

         The common stock and additional paid-in capital are presented with regard to the effects of the stock split on July 22, 2002 and the change in par value on July 8, 2002.

5.       INCOME TAXES

           During 2003, the Company has been engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest, and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute, and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 has been charged to the Company's consolidated income statements for the three months and year ended March 31, 2003.



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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

GENERAL

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.


QUARTER ENDED DECEMBER 31, 2003 COMPARED TO QUARTER ENDED DECEMBER 31, 2002

The Company's net sales for the quarter ended December 31, 2003 were $24,784,000, a decrease of $488,000, or 1.9%, as compared to the corresponding period in 2002. The decrease in sales was mainly related to the decrease in sales of injection-molded plastic products of $1,628,000 offsetting the increase in sales of electronic and metallic products of $1,140,000. This represented an increase of 10.9% and a decease of 11.0%, respectively, as compared with the net sales in the corresponding period in the prior year. The revenue decrease at our plastic division was mainly a result of some customers retiring old molds as they shift to new products.

The gross profit for the quarter ended December 31, 2003 was $8,401,000, representing a gross profit margin of 33.9%. This compares with the overall gross profit and gross profit margin of $8,473,000 or 33.5% respectively for the quarter ended December 31, 2002.

Selling, general and administrative expenses for the quarter ended December 31, 2003 were $3,998,000, or 16.1% of total net sales, compared with $3,890,000 or 15.4% of total net sales for the quarter ended December 31, 2002.

As a result, operating income was $4,403,000 for the quarter ended December 31, 2003; a decrease of $180,000 or 3.9% as compared with the corresponding quarter in the prior year.

In January 2003, the Company acquired an additional 20% interest in the holding company of the electronics and metallic subsidiaries. As a result, the minority interests represent a 29% interest in the electronics and metallic subsidiaries and a 49% interest in the marketing subsidiary. The decrease in minority interest to $480,000 for the nine months ended December 31, 2003, from $636,000 for the corresponding period in the prior year reflects the increased profits generated by the subsidiaries offsetting the decrease in minority interest resulting from the additional acquisition.

As a result of the above factors, net income was $3,824,000 for the quarter ended December 31, 2003, an increase of $37,000, or 1.0%, as compared to the quarter ended December 31, 2002, and net income as a percentage of net sales increased slightly to 15.4% from 15.0%.






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DESWELL INDUSTRIES,  INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)



NINE MONTHS ENDED DECEMBER 31, 2003 COMPARED TO NINE MONTHS ENDED
DECEMBER 31, 2002

The Company's net sales for the nine months ended December 31, 2003 were $75,938,000, an increase of $4,758,000 or 6.7% as compared to the corresponding period in 2002. The increase in sales was mainly related to the increase in sales of plastic injection-molding products by $2,502,000 and the increase in sales of electronic and metallic products by $2,256,000. This represented an increase of 6.5% and 6.9%, respectively, as compared with the net sales in the corresponding period in the prior year.

The gross profit for the nine months ended December 31, 2003 was $24,792,000, representing a gross profit margin of 32.6%. This compares with the overall gross profit and gross profit margin of $23,653,000 and 33.2%, respectively, for the nine months ended December 31, 2002.

Selling, general and administrative expenses for the nine months ended December 31, 2003 were $11,232,000, amounting to 14.8% of total net sales, as compared to $11,873,000 or 16.7% of total net sales for the nine months ended December 31, 2002.

As a result, operating income was $13,560,000 for the nine months ended December 31, 2003, an increase of $1,780,000, or 15.1%, as compared with the corresponding period in the prior year.

In January 2003, the Company acquired an additional 20% interest in the holding company of the electronics and metallic subsidiaries. As a result, the minority interests represent a 29% interest in the electronics and metallic subsidiaries and a 49% minority interest in the marketing subsidiary. The decrease in minority interest to $1,551,000 for the nine months ended December 31, 2003, from $1,580,000 for the corresponding period in the prior year reflects the increased profits generated by the subsidiaries offsetting the decrease in minority interest resulting from the additional acquisition.

As a result of the above factors, net income was $12,010,000 for the nine months ended December 31, 2002, an increase of $860,000, or 7.7%, as compared to the nine months ended December 31, 2002, and net income as a percentage of net sales increased slightly to 15.8% from 15.7%.


















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DESWELL INDUSTRIES,  INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.
 Capital expenditure has been partly financed by long-term debt, including capital leases.

As of December 31, 2003, the Company had a working capital surplus of $52,697,000 and cash and cash equivalent of $28,517,000. This compares with a working capital surplus of $58,223,000 and cash and cash equivalent of $34,400,000 at March 31, 2003. The decrease in cash and cash equivalent was mainly attributed to the net cash generated from operating activities of $14,392,000 and the exercise of stock options of $1,627,000, offset by a dividend distribution of $6,374,000 and the capital investment of $17,768,000 during the nine months ended December 31, 2003. The increase in capital investment was mainly related to the construction and purchase of machinery for our new plastic-injection manufacturing plant in Dongguan and for the acquisition of the electronic and metal manufacturing factory in July 2003.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid from cash generated from operations. The Company has no short-term borrowings and no long-term debt at December 31, 2003.

As of December 31, 2003, the Company had in place general banking facilities with three financial institutions aggregating approximately $10,118,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, bills negotiation facilities, factoring facilities as well as fixed loans. As of December 31, 2003, the Company had ( i ) unused credit facilities of $10,118,000, ( ii ) cash and cash equivalents of $28,517,000, and ( iii ) restricted cash of $390,000. The restricted cash of 390,000 and leasehold land and buildings of $1,296,000 have been pledged as collateral for those credit facilities.

The Company expects that working capital requirements and capital additions will continue to be funded through a combination of cash on hand and internally generated funds.






                                      # # #

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                        For and on behalf of
                                                        Deswell Industries, Inc.




                                                       By: /s/ RICHARD LAU
                                                               -----------
                                                       Richard Lau
                                                       Chief Executive Officer

Date: February 24, 2004





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